May 31, 2012

VIA EDGAR AND COURIER

Mr. H. Roger Schwall

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE:	D.E MASTER BLENDERS 1753 B.V.

Dear Mr. Schwall:

On behalf of D.E MASTER BLENDERS 1753 B.V. (“D.E MASTER BLENDERS”), we hereby submit D.E MASTER BLENDERS’ response to the oral comment from the Staff of the Securities and Exchange Commission (the “Commission”) provided on May 29, 2012 regarding the Registration Statement on Form F-1 of D.E MASTER BLENDERS (File No. 333-179839) (the “Registration Statement”).

References throughout this letter to “we,” “us,” “our” and “the Company” are to D.E MASTER BLENDERS. For your convenience, we have included a summary of the oral comment below followed by D.E MASTER BLENDERS’ response.

Unaudited Pro Forma Combined Financial Information

Comment:	We note that you intend to provide an estimation of the number of ordinary shares of D.E MASTER BLENDERS that will be outstanding after the separation. Pursuant to Article 11 of Regulation S-X, please include a pro forma earnings per share calculation in the pro forma financial information section.

We note the Staff’s comment and will add pro forma earnings per share disclosure on pages 70-72 of Amendment No. 7 to the Registration Statement, substantially in the form attached hereto as Exhibit A.

As shown in the disclosure, the number of weighted average shares used in computing the pro forma earnings per share was based on the historical share calculations of Sara Lee. There was a decrease in the weighted-average shares of Sara Lee outstanding from fiscal 2011 to the first half of fiscal 2012, which resulted from Sara Lee’s repurchase of 80.2 million of its outstanding shares during fiscal 2011. These repurchases occurred periodically throughout fiscal

Mr. H. Roger Schwall

May 31, 2012

2011, and therefore, the year-to-date weighted average impact of these repurchases is different in fiscal 2011 than in the first half of fiscal 2012.

Please contact me at (213) 687-5234 should you require further information.

Very truly yours,

/s/ Gregg A. Noel

Gregg A. Noel

cc:	Securities and Exchange Commission

Norman von Holtzendorff

D.E MASTER BLENDERS 1753 B.V.

Onno van Klinken

Skadden, Arps, Slate, Meagher & Flom LLP

Rodd M. Schreiber